Exhibit 12.73

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In millions)
Earnings:
Pretax earnings	$1,105	$950	$1,275	$922	$960
Adjustments	23	(3)	(15)	(26)	71
Fixed charges	493	473	453	461	463
Net earnings	$1,621	$1,420	$1,713	$1,357	$1,494

Fixed Charges:
Interest expense	$468	$446	$424	$432	$441
Adjustments	25	27	29	29	22
Fixed charges	$493	$473	$453	$461	$463

Ratio of earnings to fixed charges	3.29	3.00	3.78	2.94	3.23